Exhibit 99.1

For Immediate Release

TFI International Announces 2020 First Quarter Results

  Record first quarter operating income of $118.5 million, an increase of 13% over the same quarter last year

  Net cash from operating activities of $191.7 million, as compared to $160.7 million in Q1 2019

  Net income of $75.8 million increased from $65.1 million in Q1 2019

  Adjusted net income1, a non-IFRS measure, of $71.3 million increased from $67.1 million in Q1 2019

  Diluted EPS of $0.88 compared to $0.74 in Q1 2019

  Adjusted diluted EPS1, a non-IFRS measure, of $0.83 compared to $0.77 in Q1 2019

Montreal, Quebec, April 21, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the first quarter ended March 31, 2020.

“During these unprecedented times, our utmost priority is the health and wellbeing of our customers, our workforce, and the communities we serve throughout North America. TFI is a remarkably strong company with a solid foundation, and through our relentless focus on the fundamentals we produced record first quarter results and have continued to perform, despite the weaker economic landscape,” said Alain Bédard, Chairman, President and Chief Executive Officer. “During the first quarter, our operating income climbed 13% over the prior year period, and we again generated robust net cash from operating activities. We also achieved a major milestone with our public listing on the New York Stock Exchange, which was both well-timed and well-received, further strengthening our financial position. In early March as the pandemic began to spread, we quickly implemented cost-saving measures with an eye toward helping TFI emerge even stronger when conditions normalize. Looking ahead, as our highly engaged workforce continues to serve our customers and as we execute on our strategies to create long-term shareholder value, our thoughts remain with the many families impacted by today’s economic disruption.”

Financial highlights	Quarters ended Mar. 31
(in millions of dollars, except per share data)	2020	2019*
Total revenue	1,240.5	1,230.8
Revenue before fuel surcharge	1,112.7	1,097.4
Adjusted EBITDA[1]	200.5	187.6
Operating income	118.5	104.9
Net cash from operating activities	191.7	160.7
Adjusted net income[1]	71.3	67.1
Adjusted EPS - diluted[1] ($)	0.83	0.77
Net income	75.8	65.1
EPS - diluted ($)	0.88	0.74
Weighted average number of shares ('000s)	84,658	85,174
* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

FIRST QUARTER RESULTS
Total revenue of $1.24 billion was up 1% and, net of fuel surcharge, revenue of $1.11 billion was also up 1% compared to the prior year period.

Operating income grew 13% to $118.5 million from $104.9 million the prior year period, primarily driven by business acquisitions, strong execution across the organization, an asset-light approach, and cost efficiencies.

Net income was $75.8 million, an increase of 16% compared to net income of $65.1 million the prior year period, and net income of $0.88 per diluted share was up relative to $0.74 per diluted share the prior year period. Adjusted net income, a non-

IFRS measure, was $71.3 million, or $0.83 per diluted share, as compared to $67.1 million, or $0.77 per diluted share, the prior year period.

Revenue grew 1% for Truckload and 20% for Logistics, driven by business acquisitions, and declined 5% for Package and Courier and 13% for Less-Than-Truckload, relative to the prior year period. Operating income was higher for Truckload and Logistics, while operating income for Package and Courier and Less-Than-Truckload declined.

SEGMENTED RESULTS
(in millions of dollars)	Quarters ended Mar. 31
	2020		2019*
	$		$
Revenue[1]
Package and Courier	139.5		146.9
Less-Than-Truckload	180.2		208.0
Truckload	533.5		527.1
Logistics	268.8		224.3
Eliminations	(9.3)		(8.9)
	1,112.7		1,097.4
		% of		% of
	$	Rev.[1]	$	Rev.[1]
Operating income (loss)
Package and Courier	15.5	11.1%	21.0	14.3%
Less-Than-Truckload	17.7	9.8%	27.6	13.3%
Truckload	63.0	11.8%	50.7	9.6%
Logistics	26.0	9.7%	15.2	6.8%
Corporate	(3.7)		(9.6)
	118.5	10.6%	104.9	9.6%
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.
[1] Revenue before fuel surcharge.

CASH FLOW
Net cash from operating activities was $191.7 million during Q1 2020 versus $160.7 million the prior year quarter. The 19% increase was due to stronger operating performance and the deferral of certain tax payments due to economic stimulus measures initiated in response to COVID-19. The Company returned $65.5 million to shareholders during the quarter, of which $21.7 million was through dividends and $43.8 million was through share repurchases.

On February 13, 2020 the Company issued common shares in the United States and Canada as part of its initial public offering in the United States raising net proceeds of $288.5 million.

On March 16, 2020, the Board of Directors of TFI International declared a quarterly dividend of $0.26 per outstanding common share payable on April 15, 2020, representing an 8% increase over the $0.24 quarterly dividend declared in Q1 2019.

COST SAVING MEASURES
In March as Coronavirus spread, TFI quickly acted to implement temporary cost saving measures spanning all operating companies and its entire workforce, including a wage reduction of 5-15% for executives, a 15% reduction in directors’ fees, a workweek reduction for more than a thousand full-time employees, and a reduction-in-force which management expects to be temporary. Employees subject to a reduction-in-force will be eligible for a salary recovery program upon their return to the Company. Management also suspended all capital expenditures to which it had not already committed, to be re-evaluated as conditions allow.

CONFERENCE CALL
TFI International will host a conference call on Wednesday, April 22, 2020 at 8:30 a.m. Eastern Time to discuss these results. Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, May 6, 2020, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 7078728.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit http://www.tfiintl.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of TFI International. These statements are based on assumptions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for TFI International's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

NON-IFRS FINANCIAL MEASURES
This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA
Adjusted EBITDA is calculated as net income or loss before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Quarters ended Mar. 31
(unaudited, in millions of dollars)	2020	2019*
Net income	75.8	65.1
Net finance costs	19.2	19.1
Income tax expense	23.5	20.7
Depreciation of property and equipment	57.1	52.4
Depreciation of right-of-use assets	25.7	24.5
Amortization of intangible assets	15.6	15.8
Bargain purchase gain	(5.6)	-
Gain on sale of land and buildings and assets held for sale	(10.7)	(10.1)
Adjusted EBITDA	200.5	187.6
Note: due to rounding, totals may differ slightly from the sum.
* Recasted for change in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted
Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The

Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Quarters ended
(unaudited, in millions of dollars, except per share data)		Mar. 31
	2020	2019
Net income	75.8	65.1
Amortization of intangible assets related to business acquisitions, net of tax	11.1	11.3
Net change in fair value and accretion expense of contingent considerations, net of tax	0.1	0.1
Net change in fair value of derivatives, net of tax	0.5	(0.0)
Net foreign exchange gain, net of tax	(1.2)	(0.5)
Bargain purchase gain	(5.6)	-
Gain on sale of land and buildings and assets held for sale, net of tax	(9.2)	(8.7)
Adjusted net income	73.1	67.1
Adjusted earnings per share - basic	0.84	0.79
Adjusted earnings per share - diluted	0.83	0.77
Note: due to rounding, totals may differ slightly from the sum.

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at http://www.tfiintl.com.

For further information:

Alain Bédard
Chairman, President and CEO
TFI International Inc.
(647) 729-4079
abedard@tfiintl.com